Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC ANNOUNCES THAT BLOOD-BRAIN
BARRIER OPENED TEMPORARILY AND NON-INVASIVELY WITH MR FOCUSED
ULTRASOUND FOR THE FIRST TIME IN HUMAN PATIENTS

Tel Aviv, Israel, November 9, 2015, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that it was informed by InSightec Ltd. ("InSightec"), that is investigating the use of MR Guided Focused Ultrasound technology to temporarily open the blood brain barrier.

The human body has a protective barrier that restricts the passage of substances from the bloodstream into the brain, protecting it from toxic chemicals. This barrier also prevents the delivery of essential medication to reach the brain.

In a current study, Researchers in Health Sciences Centre in Canada have succeeded to non-invasively open the blood-brain barrier ("BBB"), using the Exablate Neuro platform, to allow a more effective delivery of life-saving therapies, such as chemotherapy, into a patient’s malignant brain tumor.

This patient treatment is part of a pilot study to investigate the feasibility, safety and preliminary efficacy of focused ultrasound to temporarily open the BBB to deliver chemotherapy to brain tumors.
Up to 10 patients are participating in the study and they were already scheduled for traditional neurosurgery to remove parts of their brain tumors.

Funding for the study has been provided by The Focused Ultrasound Foundation and InSightec is its regulatory sponsor.

The Company holds approximately 86.2% of the share capital of Elbit Medical Technologies Ltd. ("Elbit Medical") (TASE: EMTC-M) (on a fully diluted basis) which, in turn, holds approximately 29.6% of the share capital in InSightec (on a fully diluted basis).

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

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Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com